[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]
VIA FACSIMILE AND EDGAR
July 2, 2008
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	The Ultimate Software Group, Inc. Form 10-K for Fiscal Year ended December 31, 2007 Filed on March 13, 2008 File no. 0-24347
Dear Ms. Collins:
     On behalf of The Ultimate Software Group, Inc., we are requesting an extension of time to respond to the Staff’s comments to the above-referenced filings as set forth in your letter dated June 27, 2008. In order to adequately respond to the Staff’s comments, we are requesting an additional 20 business days from the deadline provided by your comment letter. If granted such an extension, we will respond to the Staff’s comments pursuant to your June 27, 2008 letter on or before August 8, 2008.
     Thank you for your attention to this matter. If you have any questions or comments regarding this request for an extension, please feel free to contact me at 954-331-7069.

Sincerely,
/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and Chief Financial Officer

cc:	James A. FitzPatrick, Jr. Dewey & LeBoeuf LLP